UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________

FORM U5B

REGISTRATION STATEMENT

Filed Under Section 5 of the

Public Utility Holding Company Act of 1935

___________________________________

BLACK HILLS CORPORATION

625 Ninth Street

Rapid City, SD 57701

___________________________________

Notices and correspondence concerning this Statement should be addressed to:

Steven J. Helmers, Senior Vice President and General Counsel

Black Hills Corporation

P.O. Box 1400

Rapid City, SD 57709

The undersigned holding company hereby submits its registration statements to the Securities and Exchange Commission pursuant to Section 5 of the Public Utility Holding Company Act of 1935 and furnishes the following information as to the registrant and subsidiary companies thereof:

1.	Exact Name of Registrant:

Black Hills Corporation

2.	Address of principal executive office:

625 Ninth Street

Rapid City, SD 57701

3.	Name and address of chief accounting officer:

Mark T. Thies

Executive Vice President, Chief Financial Officer and

Chief Accounting Officer

Black Hills Corporation

625 Ninth Street

Rapid City, SD 57701

4.	Furnish the following information as to the registrant and each subsidiary company thereof:

	Column A	Column B	Column C	Column D
	Name of Company	Type of Organization	State of Organization	Type of Business
1.	Black Hills Corporation	Corporation	South Dakota	Holding company
1.1	Black Hills Service Company, LLC	Limited liability company	South Dakota	Provides centralized services under service agreements with utility and non-utility subsidiaries of Black Hills Corporation
1.2	Black Hills Power, Inc.	Corporation	South Dakota	Regulated electric utility company
1.3	Cheyenne Light, Fuel and Power Company	Corporation	Wyoming	Regulated natural gas and electric utility company
1.4	Black Hills Fiber Systems, Inc.	Corporation	South Dakota	Owns Black Hills Corporation’s interests in ETCs
1.4.1	Black Hills FiberCom, L.L.C.	Limited liability company	South Dakota	ETC that provides cable television, internet, broadband, and other communications services in South Dakota
1.4.2	BHFC Publishing, LLC	Limited liability company	Delaware	ETC that publishes telephone directory in South Dakota
1.4.3	Black Hills Publishing Montana, LLC	Limited liability company	Delaware	ETC that publishes telephone directory in Montana
1.5	Black Hills Energy, Inc.	Corporation	South Dakota	Intermediate holding company for Black Hills Corporation’s EWGs, QFs, natural gas/oil/coal companies, and other companies engaged in energy-related activities
1.5.1	Black Hills Generation, Inc.	Corporation	Delaware	Intermediate holding company for Black Hills Corporation EWGs and QFs and other businesses related to the ownership and operation of EWGs and QFs
1.5.1.1	Adirondack Hydro Development Corporation	Corporation	Delaware	Inactive
1.5.1.1.1	NHP, LP	Limited partnership	New York	Inactive
1.5.1.2	Acquisition Partners, L.P.	Limited partnership	New York	Inactive
1.5.1.3	EIF Investors, Inc.	Corporation	Delaware	Owns Black Hills Corporation investments in Energy Investors Fund, LP, Energy Investors Fund II,LP, and Energy Investors Fund III, LP
1.5.1.4	Black Hills Independent Power Fund, Inc.	Corporation	Texas	Inactive
1.5.1.5	Black Hills Pepperell Power Associates, LLC	Limited liability company	Delaware	EWG that owns a non-operating, 40 MW electric generating facility in Pepperell, Massachusetts
1.5.1.6	Black Hills Fountain Valley, LLC	Limited liability company	Delaware	Owns Black Hills Corporation’s membership interests in Fountain Valley Power, LLC
1.5.1.6.1	Fountain Valley Power, LLC	Limited liability company	Delaware	EWG that owns and operates 240 MW electric generating facility near Colorado Springs, CO
1.5.1.6.2	E-Next A Equipment Leasing Company, LLC	Limited liability company	Delaware	Owns and leases equipment utilized at the Fountain Valley Power, LLC facility
1.5.1.7	Black Hills Fountain Valley II, LLC	Limited liability company	Colorado	Owns real estate located at and adjacent to the Fountain Valley Power, LLC facility
1.5.1.8	Black Hills Colorado, LLC	Limited liability company	Delaware	EWG that owns and operates electric generating facilities in Denver and Boulder, Colorado, with combined capacity of 210 MW
1.5.1.8.1	Black Hills Valmont Colorado, Inc.	Corporation	Delaware	Financing agent for the construction project at Black Hills Colorado, LLC facility
1.5.1.9	Black Hills Ivanpah, LLC	Limited liability company	Delaware	Entity formed to explore development of a generating facility in Nevada

1.5.1.9.1	Black Hills Ivanpah GP, LLC	Limited liability company	Delaware	Entity formed to explore development of a generating facility in Nevada
1.5.1.10	West Cascade Energy, LLC	Limited liability company	Delaware	Entity formed to explore development of a electric generating facility in Oregon
1.5.1.11	Black Hills Idaho Operations, LLC	Limited liability company	Delaware	Provides plant operating services to QFs located in Idaho
1.5.1.12	Black Hills Nevada Operations, LLC	Limited liability company	Delaware	Operates Las Vegas Cogeneration Limited Partnership and Las Vegas Cogeneration II, L.L.C., electric generating projects
1.5.1.13	Black Hills Ontario, LLC	Limited liability company	Delaware	QF that owns and operates 12 MW electric generation facility in Ontario, California. (Black Hills Corporation holds an indirect 50% ownership interest in this entity.)
1.5.1.14	Harbor Cogeneration Company, LLC	Limited liability company	Delaware	EWG that owns and operates 98 MW electric generating facility in Long Beach, California
1.5.1.15	Black Hills Southwest, LLC	Limited liability company	Delaware	Owns Black Hills Corporation’s investments in Las Vegas Cogeneration Limited partnership and Las Vegas Cogeneration II, L.L.C., electric generating projects
1.5.1.15.1	Black Hills Nevada, LLC	Limited liability company	Delaware	Owns Black Hills Corporation’s investments in Las Vegas Cogeneration Limited Partnership and Las Vegas Cogeneration II, L.L.C. electric generating projects
1.5.1.15.1.1	Desert Arc I, LLC	Limited liability company	Delaware	General partner in Las Vegas Cogeneration Limited Partnership (Black Hills Corporation holds indirect 50% membership interest in this entity)
1.5.1.15.1.2	Desert Arc II, LLC	Limited liability company	Delaware	Limited partner in Las Vegas Cogeneration Limited Partnership (Black Hills Corporation holds indirect 50% membership interest in this entity)
1.5.1.15.1.1.1 1.5.1.15.1.2.1	Las Vegas Cogeneration Limited Partnership	Limited partnership	Nevada	QF that owns and operates 53 MW electric generating facility located in North Las Vegas, Nevada
1.5.1.15.1.3	Las Vegas Cogeneration II, L.L.C.	Limited liability company	Delaware	EWG that owns and operates 224 MW electric generating facility in North Las Vegas, Nevada
1.5.1.15.1.3.1	Las Vegas Cogeneration Energy Financing Company, L.L.C.	Limited liability company	Delaware	Owns and leases equipment utilized at the Las Vegas Cogeneration II, L.L.C. facility
1.5.1.15.1.4	Black Hills Nevada Real Estate Holdings, LLC	Limited liability company	Delaware	Owns real property at and adjacent to Las Vegas Cogeneration Limited Partnership and Las Vegas Cogeneration II, L.L.C. electric generating facilities
1.5.1.15.1.5	Sunco, Ltd., a Limited Liability Company	Limited liability company	Nevada	Owns and operates a 12-acre greenhouse that serves as thermal host for Las Vegas Cogeneration Limited Partnership QF
1.5.1.16	Black Hills Waterville Station, LLC	Limited liability company	South Dakota	Entity formed to explore development of electric generating facility in Minnesota
1.5.2	Wyodak Resources Development Corp.	Corporation	Delaware	Owns and operates surface coal mine in Gillette, Wyoming, and produces and markets coal
1.5.2.1	Black Hills Wyoming, Inc.	Corporation	Wyoming	EWG that owns and operates a 90 MW and a 40 MW electric generating facility near Gillette, Wyoming
1.5.2.2	Daksoft, Inc.	Corporation	South Dakota	Performs IT services for Black Hills Corporation and subsidiaries
1.5.3	Black Hills Exploration and Production, Inc.	Corporation	Wyoming	Oil and natural gas exploration and production and also owns subsidiaries engaged in oil and natural gas and pipeline activities

1.5.3.1	Black Hills Gas Holdings Corp. (fka Mallon Resources Corporation)	Corporation	Colorado	Intermediate holding company for Black Hills Corporation’s ownership of Black Hills Gas Resources, Inc.
1.5.3.1.1	Black Hills Gas Resources, Inc. (fka Mallon Oil Company)	Corporation	Colorado

Owns and operates oil and natural gas reserves located primarily on the Jicarilla Apache Nation in the San Juan Basin of New Mexico, and is also constructing a natural gas gathering pipeline in furtherance of its gas exploration and production program

1.5.3.1.2	Black Hills Cabresto Pipeline, LLC	Limited liability company	Delaware	Owns and operates 12-mile natural gas pipeline in the San Juan Basin of New Mexico
1.5.4	Black Hills Energy Resources, Inc.	Corporation	South Dakota	Owns Black Hills corporation’s investments in subsidiaries engaged in crude oil marketing and transportation
1.5.4.1	Black Hills Operating Company, LLC	Limited liability company	Delaware	Owns and operates oil pipelines and terminals in Texas
1.5.4.2	Black Hills Energy Pipeline, LLC	Limited liability company	Delaware	Owns Black Hills Corporation’s 99% limited partnership interest in Millennium Pipeline Company, L.P.
1.5.4.3	Black Hills Millennium Pipeline, Inc.	Corporation	South Dakota	Owns Black Hills Corporation’s 1% general partnership interest in Millennium Pipeline Company, L.P.
1.5.4.3.1	Millennium Pipeline Company, L.P.	Limited partnership	Texas	Owns and operates an oil pipeline in the Gulf Coast Region of Texas
1.5.4.4	Black Hills Energy Terminal, LLC	Limited liability company	South Dakota	Owns Black Hills Corporation’s 99% limited partnership interest in Millennium Terminal Company, L.P.
1.5.4.5	Black Hills Millennium Terminal, Inc.	Corporation	South Dakota	Owns Black Hills Corporation’s 1% general partnership interest in Millennium Terminal Company, L.P.
1.5.4.5.1	Millennium Terminal Company, L.P.	Limited partnership	Texas	Owns and operates an oil terminal and storage facility
1.5.4.6	Black Hills Kilgore Energy Pipeline, LLC	Limited liability company	Delaware	Owns Black Hills Corporation’s 99% limited partnership interest in Black Hills Kilgore Pipeline Company, L.P.
1.5.4.7	Black Hills Kilgore Pipeline, Inc.	Corporation	Delaware	Owns Black Hills Corporation’s 1% general partnership interest in Black Hills Kilgore Pipeline Company, L.P.
1.5.4.7.1	Black Hills Kilgore Pipeline Company, L.P.	Limited partnership	Texas	Owns and operates an oil pipeline in the east and Gulf Coast regions of Texas
1.5.5	Enserco Energy Inc.	Corporation	South Dakota	Markets natural gas
1.5.5.1	Varifuel, LLC	Limited liability company	South Dakota	Inactive
1.5.6	Black Hills Midstream, LLC	Limited liability company	South Dakota	Intermediate holding company for midstream assets

5.	BUSINESS.

Describe Briefly:

(a)

The general character of the business done by the registrant and its subsidiaries, separated as between the holding companies, public utility subsidiaries (as defined in the Act) and the various non-utility subsidiaries;

Information concerning the general character of the business of Black Hills Corporation and its subsidiaries can be found in Item 1 in the Form U1A, as amended, in File No. 70-10237 (filed December 28, 2004) and Items 1 and 2 in the Form 10-K for the year ended December 31, 2004, in File No. 001-31303, both of which are incorporated herein by reference.

(b)	Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

Information regarding any substantial changes which may have occurred in the general character of the business of Black Hills Corporation and its subsidiaries during the preceding five years can be found in the Form 10-Ks of Black Hills Corporation for each of the previous five years, which were previously filed with the Commission and which are incorporated herein by reference.

6.	PROPERTY.

Describe briefly the general character and location of the principal plants, properties and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

Information concerning the general character and location of the principal plants, properties and other important physical units of Black Hills Corporation is available in Items 1 and 2 of Form 10-K for the year ended December 31, 2004, in File No. 001-31303, which is incorporated herein by reference. Additional information is also available in the 2004 FERC Form 1 which will be filed by April 25, 2005. This report will be filed by amendment to this filing.

7.	INTERSTATE TRANSACTIONS.

For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year:

	Electric Energy kwh	Gas mcf
Total Annual Sales
Interstate Transactions:**

	Electric Energy kwh	Gas mcf
South Dakota
Delivered out of State
Received from out of State

	Electric Energy kwh	Gas mcf
Wyoming
Delivered out of State
Received from out of State

	Electric Energy kwh	Gas mcf
Nebraska
Delivered out of State
Received from out of State

**Show for each State in which the company operates, electric energy and/or gas transmitted out of state and received from out of state including all electric energy and/or gas delivered and received at State lines. Do not show net balance. If exact amounts are not known, give estimate.

The 2004 FERC Form 1 for Black Hills Power, Inc. will include information related to the interstate transmission of electricity which will be filed by April 25, 2005. This report will be filed by amendment to this filing.

Cheyenne Light, Fuel and Power Company, which was acquired by Black Hills Corporation on January 24, 2005, does not engage in the transmission of electric energy or gas interstate transactions and, therefore, no information is being reported for this public utility company.

No other subsidiary of Black Hills Corporation is a public utility company.

8.	SECURITIES.

(a)

Funded Debt. For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c)).

As of December 31, 2004

Columns E through I have been omitted, consistent with articulated Staff policy, Form U5B filings currently on file with the Commission and this registrant’s conversations with Staff.

Col. A	Col. B	Col. C	Col. D	Col. E-I
Name of Obligor	Title of Issue	Amount Authorized	Amount Issued Less Retired	Omitted
Black Hills Corporation	Note payable to banks on revolving credit facilities, floating rate, due 2005	350,000,000	24,000,000
	Senior unsecured notes:
	• 6.5% due 2013	250,000,000	224,756,000
Black Hills Power, Inc.	First mortgage bonds (secured):
	• Series Y, 9.49% due 2018	6,000,000	3,970,000
	• Series Z, 9.35% due 2021	35,000,000	28,305,000
	• Series AC, 8.06% due 2010	30,000,000	30,000,000
	• Series AE, 7.23% due 2032	75,000,000	75,000,000
	Pollution control revenue bonds:
	• 2004 Pennington County, SD 4.8% due 2014	2,050,000	2,050,000
	• Campbell County, WY, 4.8% due 2014	1,550,000	1,550,000
	• 2004 Weston County, WY, 4.8% due 2014	2,850,000	2,850,000
	• 2004 Campbell County, WY, 5.35% due 2024	12,200,000	12,200,000
	• Series 1994A, City of Gillette, WY, floating rate, due 2024	3,000,000	2,855,000
	Notes payable:
	• Bear Paw Energy, Inc., floating rate, due 2012	539,000	426,000
Black Hills Wyoming, Inc.	Project financing debt:
	• Wygen credit facility, floating rate due 2006-2008 (secured)	128,264,000	128,264,000
	Long-term notes:
	• Bear Paw Energy, Inc., floating rate due 2012	539,000	425,000
	• GECC Financing, floating rate due 2010 (secured)	26,500,000	24,206,000
Black Hills Generation, Inc.	Long-term notes:
	• GECC Financing, floating rate due 2010 (secured)	4,500,000	4,008,000

Black Hills Fountain Valley, LLC Fountain Valley Power, LLC E Next-A Equipment Leasing Company, LLC	Project financing debt: • Fountain Valley project debt, floating rate due 2006 (secured)	144,600,000	82,661,000
Black Hills Colorado, LLC	Project financing debt:
	• Valmont and Arapahoe project debt, floating rate due 2007 (secured)	135,000,000	124,565,000
Las Vegas Cogeneration II, L.L.C.	Long-term note:
	• City of North Las Vegas, 6.0% due 2006	5,140,543	1,656,000
		1,212,732,543	773,747,000

(b)

Capital Stock. For each class of capital stock including certificates of beneficial interest give information both in number of shares and in dollar amounts: (Do not include here any warrants, options or other securities reported under paragraph 8(d)).

As of December 31, 2004

Columns G through J have been omitted, consistent with articulated Staff policy, Form U5B filings currently on file with the Commission and this registrant’s conversations with Staff.

Col. A	Col. B	Col. C	Col. D	Col. E	Col. F	Col. G-J
Name of Issuer	Title of Issue	Amount Authorized by Charter	Amount Reserved for Options, Warrants, Conversions & Other Rights	Additional Amount Unissued	Amount Issued	Omitted
Black Hills Corporation	• Common stock, $1 par value	100,000,000	0	67,404,715	32,595,285
	• Preferred stock, No par value	25,000,000	0	24,993,161	6,839
Black Hills Service Company, LLC	Membership interests	N/A	N/A	N/A	N/A
Black Hills Power, Inc.	• Common stock, $1 par value	50,000,000	0	26,583,604	23,416,396
	• Preferred stock, $100 par value	270,000	0	270,000	0
	• Preferred stock, No par value	400,000	0	400,000	0
Cheyenne Light, Fuel and Power Company	• Common stock, $0.01 par value	100	0	0	100
	• Preferred stock, $100 par value	1,000,000	0	0	0
Black Hills Fiber Systems, Inc.	Common Stock, $1 par value	500,000	0	489,000	11,000
Black Hills FiberCom, L.L.C.	Membership interest	N/A	N/A	N/A	N/A
BHFC Publishing, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Publishing Montana, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Energy, Inc.	Common stock, $1 par value	500,000	0	499,000	1,000
Black Hills Generation, Inc.	Common stock, $1 par value	50,000	0	40,000	10,000
Adirondack Hydro Development Corporation	Common stock, $0.01 par value	10,000,000	0	6,258,650	3,741,350

NHP, LP	Partnership interest	N/A	N/A	N/A	N/A
Acquisition Partners, L.P.	Partnership interest	N/A	N/A	N/A	N/A
EIF Investors, Inc.	Common stock, $0.01 par value	100,000	0	499,000	1,000
Black Hills Independent Power Fund, Inc.	Common stock, $1 par value	1,000	0	0	1,000
Black Hills Pepperell Power Associates, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Fountain Valley, LLC	Membership interest	N/A	N/A	N/A	N/A
Fountain Valley Power, LLC	Membership interest	N/A	N/A	N/A	N/A
E-Next A Equipment Leasing Company, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Fountain Valley II, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Colorado, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Valmont Colorado, Inc.	Common stock, No par value	3,000	0	2,900	100
Black Hills Ivanpah, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Ivanpah GP, LLC	Membership interest	N/A	N/A	N/A	N/A
West Cascade Energy, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Idaho Operations, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Nevada Operations, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Ontario, LLC	Membership interest	N/A	N/A	N/A	N/A
Harbor Cogeneration Company, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Southwest, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Nevada, LLC	Membership interest	N/A	N/A	N/A	N/A
Desert Arc I, LLC	Membership interest	N/A	N/A	N/A	N/A
Desert Arc II, LLC	Membership interest	N/A	N/A	N/A	N/A
Las Vegas Cogeneration II, L.L.C.	Membership interest	N/A	N/A	N/A	N/A
Las Vegas Cogeneration Limited Partnership	Partnership interest	N/A	N/A	N/A	N/A
Las Vegas Cogeneration Energy Financing Company, L.L.C.	Membership interest	N/A	N/A	N/A	N/A
Black Hills Nevada Real Estate Holdings, LLC	Membership interest	N/A	N/A	N/A	N/A
Sunco, Ltd., a Limited Liability Company	Membership interest	N/A	N/A	N/A	N/A
Black Hills Waterville Station, LLC	Membership interest	N/A	N/A	N/A	N/A
Wyodak Resources Development Corp.	Common stock, No par value	10,000	0	9,800	2,000
Black Hills Wyoming, Inc.	Common stock, No par value (Class A–Voting) (Class B-Non-voting)	100,000	0	49,900	50,100 (50,098-Class A) (2-Class B)
Daksoft, Inc.	Common stock, $1 par value	500,000	0	474,000	26,000

Black Hills Exploration and Production, Inc.	Common stock, $0.01 par value	5,000,000	0	4,959,422	40,578
Black Hills Gas Holdings Corp. (fka Mallon Resources Corporation)	Common stock, No par value	1,000	0	0	1,000
Black Hills Gas Resources, Inc. (fka Mallon Oil Company)	Common stock, $1 par value	100,000	0	99,900	100
Black Hills Cabresto Pipeline, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Energy Resources, Inc.	Common stock, $1 par value	500,000	0	484,111	15,889
Black Hills Operating Company, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Energy Pipeline, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Millennium Pipeline, Inc.	Common stock, $1 par value	500,000	0	499,100	900
Millennium Pipeline Company, L.P.	Partnership interest	N/A	N/A	N/A	N/A
Black Hills Energy Terminal, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Millennium Terminal, Inc.	Common stock, $1 par value	500,000	0	499,990	10
Millennium Terminal Company, L.P.	Partnership interest	N/A	N/A	N/A	N/A
Black Hills Kilgore Energy Pipeline, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Kilgore Pipeline, Inc.	Common stock, No par value	100	0	0	100
Black Hills Kilgore Pipeline Company, L.P.	Partnership interest	N/A	N/A	N/A	N/A
Enserco Energy Inc.	Common stock $1 par value	17,000	0	10,000	7,000
Varifuel, LLC	Membership interest	N/A	N/A	N/A	N/A
Black Hills Midstream, LLC	Membership interest	N/A	N/A	N/A	N/A

(c)	Contingent Liabilities. A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

Information regarding contingent liabilities is set forth in Item 8, Notes 21 and 22 of Form 10K for the year ended December 31, 2004, in File No. 001-31303, which is incorporated herein by reference.

(d)

Other Securities. A statement of the amount of warrants, rights or options and of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers’ acceptances which mature within nine months.

Information regarding the amount of warrants, rights or options outstanding as of December 31, 2004 is available in Item 8, Note 10, “Common Stock” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, File No. 001-31303, which is incorporated herein by reference.

Information regarding the Company’s Lines of Credit and the outstanding as of December 31, 2004 is available in Item 8, Note 8, “Notes Payable” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, File No. 001-31303, which is incorporated herein by reference.

9.	INVESTMENTS IN SYSTEM SECURITIES.

Give a tabulation showing the principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficiary) owner, and the amounts at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in answer to Item 8.

System Company	Investment Held		Quantity	Par Value	Cost	Book Value
Black Hills Corporation	Black Hills Service Company, LLC	Membership Interest	100%	N/A	0.00	0.00
Black Hills Corporation	Black Hills Power, Inc.	Common stock	23,416,396	1.00	65,467,207	170,836,188
Black Hills Corporation	Cheyenne Light, Fuel and Power Company	Common stock	100	0.01	0.00	0.00
Black Hills Corporation	Black Hills Fiber Systems, Inc.	Common stock	11,000	1.00	89,681,515	47,537,448
Black Hills Fiber Systems, Inc.	Black Hills FiberCom, L.L.C.	Membership Interest	100%	N/A	5,181,632	(66,622,475)
Black Hills Fiber Systems, Inc.	BHFC Publishing, LLC	Membership Interest	100%	N/A	100,000	1,552,746
Black Hills Fiber Systems, Inc.	Black Hills Publishing Montana, LLC	Membership Interest	100%	N/A	100,000	(50,462)
Black Hills Corporation	Black Hills Energy, Inc.	Common stock	1,000	1.00	384,666,419	530,135,907
Black Hills Energy, Inc.	Black Hills Generation, Inc.	Common stock	10,000	1.00	46,384,303	74,055,081
Black Hills Generation, Inc.	Adirondack Hydro Development Corporation	Common stock	3,741,350	0.01	0.00	0.00
Adirondack Hydro Development Corporation	NHP, LP	Partnership Interest	100%	N/A	0.00	0.00
Black Hills Generation, Inc.	Acquisition Partners, LP	Partnership Interest	100%	N/A	0.00	0.00
Black Hills Generation, Inc.	EIF Investors, Inc.	Common stock	1,000	0.01	3,229,984	6,748,279
Black Hills Generation, Inc.	Black Hills Independent Power Fund, Inc.	Common stock	1,000	1.00	0.00	0.00
Black Hills Generation, Inc.	Black Hills Pepperell Power Associates, LLC	Membership Interest	100%	N/A	9,947,564	2,356,167
Black Hills Generation, Inc.	Black Hills Fountain Valley, LLC	Membership Interest	100%	N/A	17,029,542	57,110,194
Black Hills Fountain Valley, LLC	Fountain Valley Power, LLC	Membership Interest	100%	N/A	(88,882,295)	(67,046,120)
Black Hills Fountain Valley, LLC	E-Next A Equipment Leasing Company, LLC	Membership Interest	100%	N/A	97,311,838	114,965,655
Black Hills Generation, Inc.	Black Hills Fountain Valley II, LLC	Membership Interest	100%	N/A	1,000	773
Black Hills Generation, Inc.	Black Hills Colorado, LLC	Membership Interest	100%	N/A	40,693,765	57,823,920
Black Hills Colorado, LLC	Black Hills Valmont Colorado, Inc.	Common stock	100	0.00	1,000	0.00

Black Hills Generation, Inc.	Black Hills Ivanpah, LLC	Membership Interest	100%	N/A	0.00	0.00
Black Hills Generation, Inc.	Black Hills Ivanpah GP, LLC	Membership Interest	100%	N/A	0.00	0.00
Black Hills Generation, Inc.	West Cascade Energy, LLC	Membership Interest	100%	N/A	0.00	0.00
Black Hills Generation, Inc.	Black Hills Idaho Operations, LLC	Membership Interest	100%	N/A	2,299,567	3,852,294
Black Hills Generation, Inc.	Black Hills Nevada Operations, LLC	Membership Interest	100%	N/A	0.00	461,653
Black Hills Generation, Inc.	Black Hills Ontario, LLC	Membership Interest	50%	N/A	(1,722,112)	(1,121,486)
Black Hills Generation, Inc.	Harbor Cogeneration Company, LLC	Membership Interest	100%	N/A	45,152,710	57,166,409
Black Hills Generation, Inc.	Black Hills Southwest, LLC	Membership Interest	100%	N/A	138,127,560	146,383,478
Black Hills Southwest, LLC	Black Hills Nevada, LLC	Membership Interest	100%	N/A	138,127,560	146,197,621
Black Hills Nevada, LLC	Desert Arc I, LLC	Membership Interest	50%	N/A	16,363,760	3,528,768
Black Hills Nevada, LLC	Desert Arc II, LLC	Membership Interest	50%	N/A	2,887,722	622,723
Black Hills Nevada, LLC	Las Vegas Cogeneration II, L.L.C.	Membership Interest	100%	N/A	57,772,482	60,994,892
Las Vegas Cogeneration II, LLC	Las Vegas Cogeneration Energy Financing, LLC	Membership Interest	100%	N/A	0.00	(30,280,909)
Desert Arc I and II, LLC	Las Vegas Cogeneration Limited Partnership	Partnership Interest	100%	N/A	19,251,483	4,151,492
Black Hills Nevada, LLC	Black Hills Nevada Real Estate Holdings, LLC	Membership Interest	100%	N/A	3,490,713	4,142,546
Black Hills Nevada, LLC	Sunco, Ltd., a Limited Liability Company	Membership Interest	100%	N/A	88,230	(2,283,298)
Black Hills Generation, Inc.	Black Hills Waterville Station, LLC	Membership Interest	100%	N/A	0.00	0.00
Black Hills Energy, Inc.	Wyodak Resources Development Corp.	Common stock	2,000	0.00	193,241,629	343,925,322
Wyodak Resources Development Corp.	Black Hills Wyoming, Inc.	Common stock	50,100	0.00	171,501,000	215,883,594
Wyodak Resources Development Corp.	Daksoft, Inc.	Common stock	26,000	1.00	1,881,000	2,007,459
Black Hills Energy, Inc.	Black Hills Exploration and Production, Inc.	Common stock	40,578	0.01	34,331,793	78,648,408
Black Hills Exploration and Production, Inc.	Black Hills Gas Holdings Corp.	Common stock	1,000	0.00	1,000	0.00
Black Hills Gas Holdings Corp.	Black Hills Gas Resources, Inc.	Common stock	100	1.00	12,257,043	17,579,130
Black Hills Gas Holdings Corp.	Black Hills Cabresto Pipeline, LLC	Membership Interest	100%	N/A	0.00	0.00
Black Hills Energy, Inc.	Black Hills Energy Resources, Inc.	Common stock	15,889	1.00	11,145,061	19,636,105
Black Hills Energy Resources, Inc.	Black Hills Operating Company, LLC	Membership Interest	100%	N/A	0.00	0.00
Black Hills Energy Resources, Inc.	Black Hills Energy Pipeline, LLC	Membership Interest	100%	N/A	2,910,000	16,302,452

Black Hills Energy Resources, Inc.	Black Hills Millennium Pipeline, Inc.	Common stock	900	1.00	156,000	270,710
Black Hills Energy Pipeline, LLC and Black Hills Millennium Pipeline, Inc.	Millennium Pipeline Company, L.P.	Partnership Interest	100%	N/A	6,279,944	19,573,830
Black Hills Energy Resources, Inc.	Black Hills Energy Terminal, LLC	Membership Interest	100%	N/A	15,650	307,430
Black Hills Energy Resources, Inc.	Black Hills Millennium Terminal, Inc.	Common stock	10	1.00	1,000	3,350
Black Hills Energy Terminal, LLC and Black Hills Millennium Terminal, Inc.	Millennium Terminal Company, L.P.	Partnership Interest	100%	N/A	0.00	309,911
Black Hills Energy Resources, Inc.	Black Hills Kilgore Energy Pipeline, LLC	Membership Interest	100%	N/A	0.00	1,034,146
Black Hills Energy Resources, Inc.	Black Hills Kilgore Pipeline, Inc.	Common stock	100	0.00	0.00	9,589
Black Hills Kilgore Pipeline, Inc. and Black Hills Kilgore Energy Pipeline, LLC	Black Hills Kilgore Pipeline Company, L.P.	Partnership Interest	100%	N/A	6,646,114	8,136,778
Black Hills Energy, Inc.	Enserco Energy Inc.	Common stock	7,000	1.00	48,496,071	113,732,776
Enserco Energy Inc.	Varifuel, LLC	Membership Interest	100%	N/A	0.00	0.00
Black Hills Energy, Inc.	Black Hills Midstream, LLC	Membership Interest	100%	N/A	0.00	0.00

10.	INVESTMENTS IN OTHER COMPANIES.

Give a tabulation showing all investments of the registrant and of each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also show all other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owing such investment or an amount in excess of $25,000 (whichever amount is the lesser). Give principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and amount at which carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in answer to Item 8.

Information regarding investments in other companies is set forth in Item 8, Note 3 of Form 10-K for the year ended December 31, 2004, in File No. 001-31303, which is incorporated herein by reference.

11.	INDEBTEDNESS OF SYSTEM COMPANIES.

List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000 and give the following additional information as to each such indebtedness:

(a)	Debts owed to associate companies:

Name of Creditor	Name of Debtor	Amount Owed	Rate of Interest	Date of Maturity
Black Hills Corporation	Black Hills Fiber Systems, Inc.	3,949,802.76	3.65%	2005 (Demand Note)
Black Hills Fiber Systems, Inc.	Black Hills FiberCom, L.L.C.	40,000,000.00	4.90%	2005 (Demand Note)
Black Hills Fiber Systems, Inc.	Black Hills FiberCom, L.L.C.	133,295,553.42	5.65%	2005 (Demand Note)
BHFC Publishing, LLC	Black Hills Fiber Systems, Inc.	889,409.20	5.65%	2005 (Demand Note)
Black Hills Fiber Systems, Inc.	Black Hills Publishing Montana, LLC	380,243.55	5.65%	2005 (Demand Note)
Black Hills Wyoming, Inc.	Black Hills Corporation	619,707.64	3.65%	2005 (Demand Note)
Black Hills Wyoming, Inc.	Black Hills Generation, Inc.	131,147,353.00	5.65%	2005 (Demand Note)
Harbor Cogeneration Company, LLC	Black Hills Generation, Inc.	18,491,444.57	5.65%	2005 (Demand Note)
Black Hills Generation, Inc.	Black Hills Pepperell Power Associates, LLC	48,437.30	5.65%	2005 (Demand Note)
Black Hills Idaho Operations, LLC	Black Hills Generation, Inc.	361,855.13	5.65%	2005 (Demand Note)
Black Hills Generation, Inc.	EIF Investors, Inc.	1,350,261.13	5.65%	2005 (Demand Note)
Black Hills Generation, Inc.	Black Hills Colorado, LLC	300,605.03	5.65%	2005 (Demand Note)
Black Hills Ontario, LLC	Black Hills Generation, Inc.	1,637,500.89	5.65%	2005 (Demand Note)
Black Hills Generation, Inc.	Black Hills Fountain Valley, LLC	45,000,000.00	5.65%	2005 (Demand Note)
Las Vegas Cogeneration Limited Partnership	Black Hills Generation, Inc.	3,896,488.45	5.65%	2005 (Demand Note)
Black Hills Generation, Inc.	Sunco, Ltd., a Limited Liability Company	2,678,334.59	5.65%	2005 (Demand Note)
Black Hills Generation, Inc.	Las Vegas Cogeneration II, L.L.C.	6,448,236.65	5.65%	2005 (Demand Note)
Black Hills Generation, Inc.	Northridge Resources, LLC	180,502.75	5.65%	2005 (Demand Note)
Black Hills Generation, Inc.	Hampton II, LLC	25,000.00	5.65%	2005 (Demand Note)
Black Hills Generation, Inc.	Las Vegas Cogeneration II, L.L.C.	50,000,000.00	5.25%	2005 (Demand Note)
Black Hills Nevada Operations, LLC	Black Hills Generation, Inc.	244,342.14	5.65%	2005 (Demand Note)
Black Hills Nevada Real Estate Holdings, LLC	Black Hills Generation, Inc.	437,703.19	5.65%	2005 (Demand Note)
Black Hills Nevada, LLC	Black Hills Generation, Inc.	517.47	5.65%	2005 (Demand Note)
Black Hills Corporation	Black Hills Exploration and Production, Inc.	63,326,956.48	3.65%	2005 (Demand Note)
Black Hills Exploration and Production, Inc.	Black Hills Gas Resources, Inc.	41,453,036.05	3.65%	2005 (Demand Note)
Black Hills Exploration and Production, Inc.	Black Hills Gas Holdings Corp.	24,129,054.62	3.65%	2005 (Demand Note)
Black Hills Corporation	Black Hills Power, Inc.	25,006,495.71	3.65%	2005 (Demand Note)
Black Hills Corporation	Wyodak Resources Development corp.	-	3.65%	2005 (Demand Note)
Enserco Energy Inc.	Black Hills Energy Pipeline, LLC	3,000,000.00	3.65%	2005 (Demand Note)
Enserco Energy Inc.	Black Hills Kilgore Energy Pipeline, LLC	7,000,000.00	3.65%	2005 (Demand Note)
Daksoft, Inc.	Black Hills Corporation	770,355.38	3.65%	2005 (Demand Note)
Black Hills Energy, Inc.	Black Hills Corporation	18,141,457.42	3.65%	2005 (Demand Note)
Black Hills Corporation	Black Hills Fiber Systems, Inc.	50,000,000.00	6.75%	2006
Black Hills Corporation	Black Hills Wyoming, Inc.	109,824,395.29	6.75%	2006
Black Hills Wyoming, Inc.	Black Hills Generation, Inc.	200,000,000.00	8.75%	2006

(b)	Debts owed to others:

None other than as reported in response to Item 8(a) above, which is incorporated herein by reference.

Name of Debtor	Name of Creditor	Amount Owed	Rate of Interest	Date of Maturity

Note: If any of the above-reported indebtedness is pledged as collateral or is secured by the pledge of any security not included in the answer to Item 8(a), Item 8(b) or Item 10, this information should be furnished by appropriate footnotes.

12.	PRINCIPAL LEASES.

Describe briefly the principal features each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

Lessee	Lessor	Description	Annual Lease Payment
Black Hills Colorado, LLC	Xcel Energy	Land lease	177,692
Black Hills Energy Resources, Inc.	Regency Savoy Group Limited	Office lease	59,592
Black Hills Energy Resources, Inc.	Oil Tanking	Crude oil storage	1,037,219
Black Hills Exploration and Production, Inc.	Universal Compressions, Inc.	Compressor lease	103,723
Black Hills Exploration and Production, Inc.	Universal Compression, Inc.	Compressor lease	51,862
Black Hills Exploration and Production, Inc.	Universal Compression, LP	Compressor lease	272,190
Black Hills Gas Resources, Inc.	Universal Compression, Inc.	Compressor lease	185,850
Black Hills Gas Resources, Inc.	Hanover Compression, LP	Compressor lease	92,100
Black Hills Gas Resources, Inc.	Hanover Compression	Compressor lease	92,100
Black Hills Gas Resources, Inc.	Hanover Compression	Compressor lease	203,400
Black Hills Gas Resources, Inc.	Hanover Compression	Compressor lease	203,400
Black Hills Generation, Inc.	LaSalle National Bank	Office lease	99,280
Black Hills Generation, Inc.	CMD Realty Investment Fund II, L.P.	Office lease	643,212
Black Hills Pepperell Power Associates, LLC	Pepperell Realty, LLC	Land lease	100,000
Black Hills FiberCom, L.L.C.	D&B Investments	Building lease	281,160
Harbor Cogeneration Company, LLC	Port of Long Beach	Land lease	399,439
Black Hills Wyoming, Inc.	Wygen Funding, LLC	Synthetic power plant lease	4,400,000

13.	SECURITIES SOLD.

If, during the last five years, the registrant or any subsidiary company thereof, has issued, sold or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time of such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

Title of Issue	Amount Issued or Sold	Proceed received by Issue per $100 Before Expenses	Expenses of Issuers per $100	Name of Principal Underwriters or Purchasers	Underwriters Initial Offering Price
2000
• Black Hills Corporation Common Stock	33,777,000	(a)	N/A	N/A	N/A
• Black Hills Corporation Preferred Stock	4,000,000	(a)	N/A	N/A	N/A
2001
• Black Hills Corporation Common Stock	175,916,000	94.50%	1.13%	Credit Suisse First Boston, Lehman Brothers, CIBC World Markets, UBS	52.00
• Black Hills Corporation Common Stock	2,079,577	(b)	N/A	N/A	N/A
• Black Hills Corporation Preferred Stock	1,549,000	(b)	N/A	N/A	N/A
• Black Hills Corporation Common Stock	1,142,188	(c)	N/A	N/A	N/A
• Black Hills Corporation Common Stock	3,125,000	(d)	N/A	N/A	N/A
2002
Black Hills Power, Inc. Series AE First Mortgage Bonds	75,000,000	99.125%	0.360%	ABN AMRO Incorporated	100%
2003
• Black Hills Corporation Senior Unsecured Note	250,000,000	99.221%	0.320%	Credit Suisse First Boston, Lehman Brothers, ABN AMRO Incorporated	99.871%
• Black Hills Corporation Common Stock	124,200,000	95.25%	0.430%	Credit Suisse First Boston, Lehman Brothers	27.00
• Black Hills Corporation Common Stock	12,249,589	(e)	N/A	N/A	N/A
• Black Hills Corporation Common Stock	2,373,913	(b)	N/A	N/A	N/A
• Black Hills Corporation Preferred Stock	2,594,000	(b)	N/A	N/A	N/A
2004
• Black Hills Power, Inc., Pollution Control Revenue Bonds (Cambell County, WY)	1,550,000	98.875%	0.96%	LaSalle Capital Markets, Wells Fargo	100%
• Black Hills Power, Inc., Pollution Control Revenue Bonds (Cambell County, WY)	12,200,000	98.875%	0.96%	LaSalle Capital Markets, Wells Fargo	100%
• Black Hills Power, Inc., Pollution Control Revenue Bonds (Pennington County, SD)	2,050,000	98.875%	0.96%	LaSalle Capital Markets, Wells Fargo	100%

• Black Hills Power, Inc., Pollution Control Revenue Bonds (Weston County, WY)	2,850,000	98.875%	0.96%	LaSalle Capital Markets, Wells Fargo	100%

NOTES

(a)	As part of our acquisition of Indeck Capital, we issued 1.537 million shares of common stock and 4,000 shares of convertible preferred stock to the former stockholders of Indeck Capital.
(b)	Issued as part of the “earn-out” provisions of the Indeck Capital acquisition.
(c)	Issued as part of an employee stock grant.
(d)	Issued as part of a charitable contribution.
(e)	As part of our acquisition of Mallon Resources Corporation, we issued 481,509 shares of common stock.
(f)	Proceeds received are net of underwriting fees.

14.	AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES.

(a)

Summarize the terms of any existing agreement to which the registrant or any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distribution of securities of the registrant or of any subsidiary;

•              Shareholders Agreement among Black Hills Corporation, Gerald R. Forsythe, Michelle R. Fawcett, Marsha Fournier, Monica Breslow, Melissa S. Forsythe and John W. Salyer, Jr.(Exhibit 8 to Schedule 13D filed on behalf of the former shareholders of Indeck Capital, Inc. consisting of Gerald R. Forsythe, Michelle R. Fawcett, Marsha Fournier, Monica Breslow, Melissa S. Forsythe and John W. Salyer, Jr., dated July 7, 2000) and Item 8, Note 21, “Commitments and Contingencies – Acquisition Earn-out Agreement” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, File No. 001-31303.

•              Black Hills Corporation 1996 Stock Option Plan (filed as Exhibit 10(s) to the Registrant’s Form 10-K for 1997).

•              Black Hills Corporation 1999 Stock Option Plan (filed as Exhibit 10.14 to the Registrant’s Form 10-K for 2000).

•              Black Hills Corporation Omnibus Incentive Compensation Plan dated May 30, 2001 (filed as Exhibit 10.16 to the Registrant’s Form 10-K for 2001).

•              Outside Directors Stock Based Compensation Plan (filed as Exhibit 10(t) to the Registrant’s Form 10-K for 1997). First and Second Amendments to the Outside Directors Stock Based Compensation Plan (filed as Exhibits 10.13 and 10.14 to the Registrant’s Form 10-K for 2003).

•              Officers Short-Term Incentive Plan (filed as Exhibit 10(s) to the Registrant’s Form 10-K for 1999).

(b)

Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate or affiliate company thereof.

The beneficiaries of the employment benefit plans referred to above may be deemed to have a financial interest in the Registrant or affiliate companies thereof by virtue of their employment relationship.

15.	TWENTY LARGEST HOLDERS OF CAPITAL STOCK.

As of a recent date (including such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant.

This information is provided as of December 31, 2004.

(a)	List the twenty largest holders in accordance with the table below:

Title of Issue	Holder of Record and Address	Number of Shares Owned	Percent of Class
Black Hills Corporation Common Stock	Cede & Co M The Depository Trust Company P.O. Box 20 Bowling Green Station New York, NY 10274-0020	28,061,092.000	82.64
Black Hills Corporation Common Stock	Perc & Co c/o Investment Plan Services Attn: Chris Hensel 161 Concord Exchange N South St. Paul, MN 55075-1102	926,060.537	2.73
Black Hills Corporation Common Stock	Gerald R. Forsythe P.O. Box 4570 Barrington, IL 60011-4570	302,434.735	0.89
Black Hills Corporation Common Stock	Monica J. Breslow 1722 N. Winchester Avenue Chicago, IL 60622-1344	108,819.000	0.32
Black Hills Corporation Common Stock	Melissa S. Forsythe P.O. Box 4570 Barrington, IL 60011-4570	108,819.000	0.32
Black Hills Corporation Common Stock	Black Hills Corporation Foundation P.O. Box 1400 Rapid City, SD 57702-1400	100,000.000	0.29
Black Hills Corporation Common Stock	Isador A. Deutch and Sylvia R. Deutch TR UA Jun 15 81 The Isador Deutch & Sylvia Deutch Family Trust 1008 S. Alfred St. Los Angeles, CA 90035-2567	57,000.00	0.17
Black Hills Corporation Common Stock	Daniel P. Landguth 23438 Sand Court Rapid City, SD 57702-6596	40,026.524	0.12
Black Hills Corporation Common Stock	James A. Williams 911-1/2 S. Douglas Highway Gillette, WY 82716-4905	39,632.049	0.12
Black Hills Corporation Common Stock	Dorothy A. Roskos 255 Texas Street, Apt. E370 Rapid City, SD 56601-7323	32,630.214	0.10
Black Hills Corporation Common Stock	Newbold Morris P.O. Box 261 Teton Village, WY 83025-0261	22,750.000	0.07
Black Hills Corporation Common Stock	Everett E. Hoyt 4422 Carriage Hills Drive Rapid City, SD 57702	21,232.012	0.06
Black Hills Corporation Common Stock	Robert H. Wotherspoon and Joy A. Wotherspoon Community Property 12 Pinecrest Drive Fortuna, CA 95540-9203	20,592.778	0.06
Black Hills Corporation Common Stock	Nell V. Weidenhammer TR UA Dec 16 93 Nell V. Weidenhammer Revocable Trust P.O. Box 457 Garrett Park, MD 20896-0457	20,591.473	0.06
Black Hills Corporation Common Stock	Myron Jaffe and Lila W. Jaffe, JT TEN 66 Kings Grant Fenwick Island, DE 19944-9521	19,820.612	0.06

Black Hills Corporation Common Stock	Ernest T. Moorey and Josephine K. Moorey, JT TEN P.O. Box 1060 Redding, CT 06875-1060	19,693.991	0.06
Black Hills Corporation Common Stock	Agnes Peregrine RR 1, Box 2185 Rapid City, SD 57702-8863	19,269.000	0.06
Black Hills Corporation Common Stock	Harold D. Miller and Cameron M. Miller, JT TEN 1416 Space Avenue Rapid City, SD 57701-0591	18,154.991	0.05
Black Hills Corporation Common Stock	John E. Moye 16 Market Square, 6th Floor 400 – 16th Street Denver, CO 80202-5014	16,989.000	0.05
Black Hills Corporation Common Stock	John R. Howard 23645 Strato Rim Drive Rapid City, SD 57702-6537	16,864.122	0.05

(b)	Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

At December 31, 2004, there were 1,017 shareholders holding 1,000 shares or more. The aggregate number of shares held by these shareholders was 31,401,325.

(c)	Number of shareholders of record each holding less than 1,000 shares and the aggregate number of shares so held.

At December 31, 2004, there were 4,482 shareholders holding less than 1,000 shares. The aggregate number of shares held by these shareholders was 1,076,393.

16.	OFFICERS, DIRECTORS AND EMPLOYEES.

(a)

Position and Compensation of Offices and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

The information provided in response to this Item is reported for Black Hills Corporation only; the compensation information is excluded; and only the name, address and current position/title of each officer and director are included, consistent with reporting practices in Form U5B filings currently on file with the Commission and this registrant’s understanding of Staff’s guidance to other registrants with respect to reporting requirements.

Officer/Director Name	Address	Company	Positions and Employments	Present Compensation (Annual Rate)
Daniel P. Landguth	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Chairman of the Board	Omitted
David R. Emery	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	President, Chief Executive Officer and Director
Linden R. Evans	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	President and Chief Operating Officer – Retail Business Segment
Thomas M. Ohlmacher	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	President and Chief Operating Officer – Wholesale Business Segment
Mark T. Thies	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Executive Vice President, Chief Financial Officer, and Chief Accounting Officer
Steven J. Helmers	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Senior Vice President and General Counsel
James M. Mattern	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Senior Vice President – Corporate Administration and Compliance
Russell L. Cohen	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Senior Vice President and Chief Risk Officer
Maurice T. Klefeker	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Senior Vice President – Strategic Planning and Development
Roxann R. Basham	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Vice President – Governance and Corporate Secretary
Perry S. Krush	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Vice President and Corporate Controller
Garner M. Anderson	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Vice President and Treasurer
Kyle D. White	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Vice President – Corporate Affairs
Bruce B. Brundage	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Director
David C. Ebertz	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Director
Jack W. Eugster	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Director

John R. Howard	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Director
Kay S. Jorgensen	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Director
Richard Korpan	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Director
Stephen D. Newlin	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Director
Thomas J. Zeller	c/o Black Hills Corporation 625 Ninth Street Rapid City, SD 57701	Black Hills Corporation	Director

(b)

Compensation of Certain Employees. As to regular employees of such companies who are not directors or offices of any one of them, list the name, address and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

The response to this Item has been omitted consistent with reporting practices in Form U5B filings currently on file with the Commission and this registrant’s understanding of Staff’s guidance to other registrants with respect to reporting requirements.

Employee Name	Address	Company	Positions and Employments	Present Compensation (Annual Rate)

(c)

Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company and describe briefly the nature and amount of such direct and contingent obligations.

To the knowledge of the Company’s management, no such obligations exist.

(d)	Contracts. If any such director, trustee or officer as aforesaid:

(1)	has an existing contract with any such company (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this Item); or

(2)

either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or

(3)

has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof and the interest of such officer, trustee or director therein.

To the knowledge of the Company’s management, no such obligations exist.

(e)

Banking connections. If any such director, trustee or officer, is an executive officer, director, partner, appointee or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

To the knowledge of the Company’s management, no such relationships exist.

17.	INTERESTS OF TRUSTEES IN SYSTEM COMPANIES.

Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

To the knowledge of the Company’s management, there are no such interests or claims.

18.	SERVICE, SALES AND CONSTRUCTION CONTRACTS.

As to each sales or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need to be given as to such contracts.

The forms of Services Agreements to be utilized by Black Hills Services, LLC, and a table of existing contractual relationships among associate companies are incorporated herein by reference to Exhibits B-2 and I-3, respectively, of Form U1A, as amended (filed December 28, 2004), File No. 70-10237.

19.	LITIGATION.

Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

(1)	Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

(2)	Proceedings involving any franchise claimed by any such company;

(3)

Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

(4)	Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issues or guaranteed by any other company;

(5)	Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit amounts shown of the most recent balance sheet of such company.

Information regarding litigation involving Black Hills Corporation and its subsidiaries is available in Item 3 “Legal Proceedings” and Item 8, Note 21, “Commitments and Contingencies” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2004, File No. 001-31303 which is incorporated herein by reference.

EXHIBITS

EXHIBIT A:           Furnish a corporate chart showing graphically, relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

A copy of a corporate chart showing the relationships between Black Hills Corporation and its subsidiaries is provided under cover of Form SE.

EXHIBIT B:           With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its bylaws, rules and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, a copy of each certificate, resolution or other document establishing or defining such rights and limitations. Each document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

In lieu of the exhibits required under Exhibit B, the jurisdiction of incorporation for Black Hills Corporation and each of its subsidiary companies, and a brief description of every subsidiary company of Black Hills Corporation is incorporated herein by reference to Items 4 and 5 of the Registration Statement, consistent with reporting practices in Form U5B filings currently on file with the Commission and this registrant’s understanding of Staff’s guidance to other registrants with respect to reporting requirements. The Articles and Amended and Restated Bylaws are incorporated by reference to File No. 333-52664.

EXHIBIT C:

(a)

With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder, does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

(b)

As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility-assets (as defined in Section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

Exhibit C has been omitted consistent with reporting practices in Form U5B filings currently on file with the Commission and this registrant’s understanding of Staff’s guidance to other registrants with respect to reporting requirements.

EXHIBIT D: A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

A consolidating balance sheet and income statement for Black Hills Corporation as of, or for the year ended December 31, 2004 is being filed in paper under cover of Form SE and confidential treatment is being requested pursuant to Rule 104(b), 17 C.F.R. § 250-104(b).

EXHIBIT E: For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively.)

(1)	Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas;

A map of service area of Black Hills Power, Inc. is filed herewith under cover of Form SE.

A map of service area of Cheyenne Light, Fuel and Power Company is filed herewith under cover of Form SE.

(2)	Electric system map showing location of electric property (exclusive of local distribution lines) owned and/or operated, and information as follows:

(a)	Generating plants—kind and capacity;

(Note—In stating electric capacities, use name plate rating when available.)

(b)

Transmission line—voltage, number of circuits, kind of supports, kind and size of conductors; (Note—Map legend should clearly state registrant’s basis for differentiation between transmission lines and distribution lines.)

(c)	Transmission substations—capacity;

(d)	Distribution substations—capacity;

(e)	Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises;

A map depicting information responsive to Items 2(a)-(e) above for Black Hills Power, Inc. is filed herewith under cover of Form SE. In addition, information response to Item 2(a) is set forth in Items 1 and 2 of Form 10-K for the year ended December 31, 2004, in File No. 001-31303, which is incorporated herein by reference.

A map depicting information responsive to Items 2(a)-(e) above for Cheyenne Light, Fuel and Power Company is filed herewith under cover of Form SE.

(3)	Map showing service area in which gas service is furnished, indicating the names of the companies serving contiguous areas;

A map of service area of Cheyenne Light, Fuel and Power Company is filed herewith under cover of Form SE.

(4)	Gas system map showing location of gas property (exclusive of low pressure distribution lines) owned and/or operated, and information as follows:

(a)	Generating plants—kind and daily capacity;

(b)	Holders—kind and capacity;

(c)	Compressor stations—capacity in horsepower;

(d)	Transmission pipe lines—size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

(e)	Points of interconnection with all other private and public gas utilities, pipe lines or producing enterprises, giving names of such companies and other enterprises;

(f)	General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

A map depicting information responsive to Items 4(a)-(f) above for Cheyenne Light, Fuel and Power Company is filed herewith under cover of Form SE.

A map depicting information responsive to Items 4(a)-(f) above for Black Hills Exploration and Production, Inc. is filed herewith under cover of Form SE.

(The maps should suitably indicate all properties owned by the company and leased to others, and also all properties leased from others and operated by the company.

Where clarity will not be sacrificed, the information called for under (1) and (2) may be shown on one map and that under (3) and (4) on another map.

All maps should be in black and white, as of a specified recent date and drawn approximately to scale. In order that the geographical relations may be clear, indicate the boundaries of States and principal political subdivisions and locations of the more important municipalities in the region.)

EXHIBIT F: Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted, the reason for omission should be indicated.

The 2004 Annual Report of Black Hills Corporation will be filed by amendment under cover of Form SE, when available.

EXHIBIT G: Furnish a copy of each annual report which the registrant and each public utility subsidiary company thereof shall have filed with any state commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commission with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Energy Regulatory Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as “No such reports required or filed.”

The following documents will be filed by amendment under cover of Form SE, when available:

FERC Form 1: Annual Report of Major Electric Utilities, Licensees and Others for the year ended December 31, 2004 for Black Hills Power, Inc.

FERC Form 1-F: Annual Report of Nonmajor Public Utilities and Licensees for the year ended December 31, 2004, for Cheyenne Light, Fuel and Power Company.

Wyoming Annual Report for Black Hills Power, Inc.

Montana Annual Report for Black Hills Power, Inc.

Wyoming Annual Report for Cheyenne Light, Fuel and Power Company

EXHIBIT H: Typical forms of service, sales or construction contracts described in answer to Item 18:

The forms of Services Agreements to be utilized by Black Hills Services, LLC and a table of existing contractual relationship among associate companies are incorporated herein by reference to Exhibits B-2 and I-3, respectively, of Form U1A, as amended, File No. 70-10237.

This registration statement comprises:

(a) Pages numbered 1 to 28, consecutively. (b) The following Exhibits: The Exhibits shown on the attached Exhibit Index.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the city of Rapid City and state of South Dakota on the 28th day of March, 2005.

BLACK HILLS CORPORATION

By:	/s/ STEVEN J. HELMERS

Name:	Steven J. Helmers
Title:	Senior Vice President and General Counsel

ATTEST:

By:	/s/ ROXANN R. BASHAM

Name:	Roxann R. Basham
Title:	Vice President – Governance and
Corporate Secretary

STATE OF SOUTH DAKOTA	)
SS:
COUNTY OF PENNINGTON	)

VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated March 28, 2005, for and on behalf of Black Hills Corporation; that he is the Senior Vice President and General Counsel of Black Hills Corporation and authorized to sign on its behalf; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACK HILLS CORPORATION

By:	/s/ STEVEN J. HELMERS

Name:	Steven J. Helmers
Title:	Senior Vice President and General Counsel

{OFFICIAL SEAL}

Subscribed and sworn to before me, a Notary Public, this 28th day of March, 2005.

By:	/s/ JAYNE RISKE

My commission expires: 8/17/2007

INDEX OF EXHIBITS

EXHIBIT NO.	DESCRIPTION
A	Corporate chart of Black Hills Corporation (filed herewith on Form SE)
D	Consolidating balance sheet and income statement for Black Hills Corporation; Confidential treatment requested pursuant to Rule 104(b), 17 CFR § 250-104(b)
E-1	• Map of service area of Black Hills Power, Inc. (filed herewith on Form SE) • Map of service area of Cheyenne Light, Fuel and Power Company (filed herewith on Form SE)
E-2	• Electric system map for Black Hills Power, Inc. (filed herewith on Form SE) • Electric system map for Cheyenne Light, Fuel and Power Company (field herewith on Form SE)
E-3	Map of gas service area of Cheyenne Light, Fuel and Power Company (filed herewith on Form SE)
E-4	• Gas system map for Cheyenne Light, Fuel and Power Company (filed herewith on Form SE) • Gas system map for Black Hills Exploration and Production, Inc. (filed herewith on Form SE)